Hatteras Alternative Mutual Funds Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

September 13, 2011

VIA EDGAR TRANSMISSION

Mr. Edward Bartz
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

RE:	HATTERAS ALTERNATIVE MUTUAL FUNDS TRUST (the “Trust”)
Securities Act Registration No: 333-86348
Investment Company Act Registration No: 811-21079
Hatteras Alpha Hedged Strategies Fund (S000005161)
Hatteras Long / Short Equity Fund (S000032040)
Hatteras Long / Short Debt Fund (S000032039)
Hatteras Hedged Strategies Fund (S000032041)

Dear Mr. Bartz:

This correspondence is being filed in response to your oral comments and suggestions of September 8, 2011, to the Trust’s Post-Effective Amendment (“PEA”) No. 35 to its registration statement.  PEA No. 35 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on August 1, 2011, for the purpose of adding a new class of shares, Institutional Class, to the Hatteras Alpha Hedged Strategies Fund, and to make other changes to the Prospectuses for each other active series of the Trust.

In connection with this response to the comments made by the staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Funds, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

Front Cover – All Funds

1.	Staff Comment: It is the Staff’s position that the front cover of the Funds’ prospectuses contains information disallowed by Form N-1A. Accordingly, please remove:
a.	the disclosure below the logo which reads “Multiple Hedge Fund Managers • Multiple Hedge Fund Strategies • Mutual Fund StructureSM”;
b.
the information below the Funds’ names identifying “Hatteras Alternative Mutual Funds, LLC” as the Funds’ investment advisor, as well as the sentence that reads “The Asset Allocator’s Solution for Alternative Investments”; and

c.	the Funds’ website and telephone number.

Response:  The Trust responds by directing the Staff to the instruction to Item 1(a) of Form N-1A which states that (italics added) “[a] Fund may include on the front cover page a statement of its investment objectives, a brief (e.g., one sentence) description of its operations, or any additional information, subject to the requirement set out in General Instruction C.3(b).”  General Instruction C.3(b) further states that “[a] Fund may include, except in response to Items 2 through 8, information in the prospectus or SAI that is not otherwise required. . . . so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”

It is the Trust’s position that the additional information referenced in the Staff’s comment is appropriate pursuant to Form N-1A, subject to the requirements of General Instruction C.3(b).  In compliance with General Instruction C.3(b), the additional information is contained on the front cover, which is governed by Item 1 of Form N-1A, not Items 2 through 8.  The Trust also believes that the additional information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.  Accordingly, the Trust respectfully declines to make the requested deletions.

Summary Section – All Funds

2.
Staff Comment:  In the “Fees and Expenses of the Fund” section, please revise the last caption, “Net Annual Fund Operating Expenses,” in each Fund’s Annual Fund Operating Expenses table to read “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement.”

Response:  The Trust has considered this comment and believes that the caption used (“Net Annual Fund Operating Expenses”) on the last line of the fee table complies with Form N-1A, Item 3, which permits a mutual fund to exercise discretion with respect to the designation of this caption.  Form N-1A, Item 3, Instruction 3(e) states that a “Fund should place . . . additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expenses Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.” (Emphasis added.)  Accordingly, the Trust respectfully declines the comment, and offers recent examples of similar fee table disclosure in Rule 485B/497K filings made by Prudential Jennison (e.g., Prudential Jennison Growth Fund and Prudential Jennison Equity Income Fund), Foresight Funds, Inc. (e.g., Foresight Value Fund), Third Avenue Trust (e.g., Third Avenue Value Fund and Third Avenue Small-Cap Value Fund) and Russell Investment Company (e.g., Russell Global Equity Fund and Russell U.S. Core Equity Fund).

3.
Staff Comment:  With respect to the Operating Expense Limitation Agreement referenced in a footnote to each Fund’s “Annual Fund Operating Expenses” table, please confirm that the agreement will be filed as an exhibit to the Trust’s next PEA.

Response:  The Trust responds by confirming that the Funds’ Operating Expense Limitation Agreement will be filed as an exhibit to the Trust’s next PEA.

4.
Staff Comment:  With respect to footnote 1 to the “Annual Fund Operating Expenses” table for Hatteras Alpha Hedged Strategies Fund and footnote 2 to the “Annual Fund Operating Expenses” table for each of the other Funds, the Staff notes that the numbers referenced in the first sentence of each footnote, which do not include “Interest Expenses and Dividends on Short Positions of Underlying Investments,” do not match the “Net Annual Fund Operating Expenses” number.  Please revise this footnote for each Fund to appropriately reflect its “Net Annual Fund Operating Expenses” or reword the disclosure to make clear that the number presented does not include “Interest Expenses and Dividends on Short Positions of Underlying Investments.”

 Response:  The Trust responds by revising the footnote for Hatteras Alpha Hedged Strategies Fund as follows and by making conforming revisions for the other Funds:

“The net fees and expenses of the Fund (which exclude brokerage commissions and portfolio trading transfer tax, interest on Fund borrowings, dividends and interest paid on short sales, taxes, acquired fund fees and expenses associated with investments in non-affiliated investment companies, litigation and other extraordinary expenses) do not exceed 2.49% and 2.99% of average daily net assets for the Institutional Class shares and Class A shares, respectively (the “Expense Caps”).  The Advisor has contractually agreed to waive all or a portion of its operating services fees and/or pay expenses of the Fund to ensure that its Net Annual Fund Operating Expenses ~~(excluding brokerage commissions and portfolio trading transfer tax, interest on Fund borrowings, dividends and interest paid on short sales, taxes, acquired fund fees and expenses associated with investments in non-affiliated investment companies, litigation and other extraordinary expenses)~~ do not exceed the Expense Caps ~~2.49% of average daily net assets of the Fund’s Institutional Class shares and 2.99% of average daily net assets of the Fund’s Class A shares (the “Expense Caps”)~~.  The Expense Caps will remain in effect through at least September 30, 2012, and may be terminated only by the Trust’s Board of Trustees.  The Advisor may request recoupment of previously waived fees and paid expenses from the Fund for three years from the date they were waived or paid, subject to the Expense Caps.”

5.
Staff Comment:  Please remove the last footnote to each Fund’s “Annual Fund Operating Expenses” table and the table that follows the footnote.  These disclosures are not required nor permitted by Form N-1A.

 Response:  The Trust responds by removing the footnotes and tables as requested.

6.
Staff Comment:  With respect to each Fund’s “Principal Investment Strategies” and “Principal Risks of Investing in the Fund” sections, please revise as necessary to provide a shorter and more summarized version of each Fund’s principal investment strategies and principal investment risks.  If you feel that the current disclosure is necessary as is, please indicate so in your response.

Response:  The Trust responds by stating that due to the unique structure of the Funds, it believes that the length of each Fund’s “Principal Investment Strategies” and “Principal Risks of Investing in the Fund” sections as previously filed is necessary to accurately describe to shareholders how each Fund seeks to achieve its investment objective and the attendant risks.  Accordingly, the Trust respectfully declines to make revisions associated with this comment.

7.
Staff Comment:  With respect to each Fund’s “Principal Investment Strategies” section, the third paragraph for each Fund states that other than assets temporarily invested for defensive purposes, the Fund’s assets will be invested in one or more of the Underlying Investments and not directly in equity, debt or derivative securities.  However, each Fund’s strategy later states, “Derivative instruments in which the Fund may invest include options, futures and swaps.”  Please revise as necessary to reconcile the conflict between these two statements.

Response:  The Trust responds by stating that the Funds do not invest directly in derivative securities and by revising the sentence referenced in the comment for each Fund as follows:

“Derivative instruments in which the Fund may invest through its investment in the Underlying Investments include options, futures and swaps.”

8.
Staff Comment:  With respect to each Fund’s “Management” section, the Staff notes that the Funds’ investment adviser is disclosed but not their sub-advisers.  The Staff directs the Trust to Instruction 2 to Item 5 of Form N-1A which states, “A Fund having three or more sub-advisers, each of which manages a portion of the Fund’s portfolio, need not identify each such sub-adviser, except that the Fund must identify any sub-adviser that is (or is reasonably expected to be) responsible for the management of a significant portion of the Fund’s net assets. For purposes of this paragraph, a significant portion of a Fund’s net assets generally will be deemed to be 30% or more of the Fund’s net assets.”  Please confirm whether any Fund currently has a sub-adviser responsible for the management of a significant portion of its net assets, as defined in Instruction 2 to Item 5 of Form N-1A.  Please make appropriate revisions as necessary.

Response:  The Trust responds by stating that no one sub-adviser is routinely responsible for 30% or more of a particular Fund’s assets.  Therefore, additional disclosure is not required.

Summary Section – Hatteras Alpha Hedged Strategies Fund

9.	Staff Comment: With respect to the Fund’s “Average Annual Total Returns” table, please remove the footnotes and identify the referenced inception dates in the appropriate column headers.

Response:  The Trust responds by making the requested revision.

Summary Section – Hatteras Long / Short Debt Fund

10.
Staff Comment:  With respect to the Fund’s “Principal Investment Strategies” section, the last sentence of the second paragraph makes reference to the term “debt-related securities.”  Please revise this disclosure to identify examples of “debt-related securities.”

Response:  The Trust responds by revising the disclosure in the second paragraph as follows:

“The Fund’s strategy to achieve its objective is to invest, indirectly through its investment in one or more of the Underlying Investments, at least 80% of its net assets (plus any borrowings for investment purposes) in long/short strategies that utilize debt and debt-related securities that allow the Fund to focus on opportunities to take advantage of perceived discrepancies in the market prices of certain convertible bond, common stock, fixed income and derivative securities.  Debt-related securities primarily include, but are not limited to, derivatives linked to debt-instruments, such credit default swaps.

11.
Staff Comment:  With respect to the Fund’s “Principal Investment Strategies” section, in the sub-section titled “Relative Value – Long/Short Debt,” please revise the sub-header titled “Fixed Income and High Yield Investment Strategies” to include either the term “junk bonds” or the term “high risk.”

Response:  The Trust responds by revising the sub-header as follows:

“Fixed Income and High Yield (“High-Risk”) Investment Strategies”

Investment Sub-Advisors

12.
Staff Comment:  With respect to the Funds’ sub-advisers, the Staff notes that there is no statement informing shareholders that a discussion regarding the basis for the board of directors approval of the sub-advisers’ advisory contracts is available in the Funds’ annual or semi-annual report, as required by Item 10(a)(iii) of Form N-1A.  Please add such disclosure.

Response:  The Trust responds by adding the following disclosure:

“A discussion regarding the basis for the Board of Trustees’ approval of the Sub-Advisors’ investment advisory agreements will be available in the Trust’s annual report dated December 31, 2011.”

Financial Highlights

13.	Staff Comment: Please confirm that this section will be updated to include the Funds’ financial highlights for the semi-annual period ended June 30, 2011.

Response:  The Trust responds by confirming that this section will be updated as requested.

If you have any questions regarding the enclosed, please do not hesitate to contact Jeanine M. Bajczyk, Esq. of U.S. Bancorp Fund Services, LLC at (414) 765-6609.

Very truly yours,

/s/ J. Michael Fields

J. Michael Fields
Secretary
Hatteras Alternative Mutual Funds Trust